

14045185

SECU ANNUAL AUDITED REPORT SION
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2013_____ AND ENDING_____12/31/2013_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aronson Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

805 King Farm Boulevard, Suite 300

(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Jayne   301-231-6262

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC

(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, _____Larry A. Davis_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Aronson Capital Advisors, LLC_____, as of _____December 31_____, 20_13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

_____

Managing Member/Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013



A Professional Accounting Corporation

www.pncpa.com

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

We have audited the accompanying statement of financial condition of Aronson Capital Advisors, LLC (the Company) as of December 31, 2013, and the related statements of income and changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aronson Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

- 1 -

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 24, 2014

P&N

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	543,020
Due from related party		5,325
Total assets	$	548,345

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	137
Accrued expenses		10,000
Total liabilities		10,137
Members' equity		538,208
Total liabilities and Members' equity	$	548,345

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	$	1,239,752
Operating expenses:		
Management fees		961,172
Professional fees		18,442
Consulting fees		6,167
Other		12,327
		998,108
Income from operations		241,644
Other income		
Interest income		27
		27
Net income		241,671
Member contributions		195,000
Distributions to members		(475,000)
Members' equity, beginning of year		576,537
Members' equity, end of year	$	538,208

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of this financial statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	241,671
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts payable		137
Increase in accrued expenses		800
Net cash provided by operating activities		242,608
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change due to/from related party		(1,480)
Member contributions		195,000
Distributions to members		(475,000)
Net cash used in financing activities		(281,480)
NET DECREASE IN CASH		(38,872)
Cash, beginning of year		581,892
Cash, end of year	$	543,020

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Aronson Capital Advisors, LLC (the Company) was organized on August 27, 2001, pursuant to the laws of the State of Maryland. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The Company provides merger and acquisition advisory and related consulting services.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash in bank and on hand to be classified as cash and cash equivalents for cash flow purposes. The Company considers financial instruments with less than 90 days to be cash equivalents.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

NOTES TO FINANCIAL STATEMENTS

1. **Description of Business and Summary of Significant Accounting Policies** (continued)

Income Taxes (continued)

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after December 31, 2010.

Fair Value

Cash is considered a short-term instrument; the carrying amount is a reasonable estimate of fair value.

2. **Related Party Transactions**

On April 8, 2002, the Company entered into a management agreement with a ninety-nine percent (99%) member of the Company. This agreement provides that the member will provide funding, as needed, to operate the Company's business by providing additional capital contributions or by issuing subordinated loans. All professional staff personnel's related expenses paid by the member, attributable to the Company, will be charged to the Company based on a per-hour standard billing rate for the individual staff which performed the functions on behalf of the Company. The member will be solely responsible for all general and administrative expenses associated with the shared facilities and administrative staff. The Company will not be responsible to repay any of these general and administrative expenses, as they will be part of the per-hour standard billing rate for personnel. These standard billing rate charges will be recorded monthly as a liability and related management fee expense. Under this management agreement, the Company charged the member $961,172 for the year ended December 31, 2013. The balance due from the member to the Company was $5,325 at December 31, 2013, relating to the overpayment of management fees.

3. **Net Capital Requirement**

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $532,883 which was $527,882 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.019 to 1 at December 31, 2013.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

4. **Concentration of Credit Risk**

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). Management has determined that the concentrations subject the Company to minimal risk only.

5. **Transactions with Major Customers**

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with two (2) major customers accounted for approximately ninety-six (96%) of revenues for the year ended December 31, 2013.

6. **Subsequent Events**

Management has evaluated subsequent events through February 24, 2014, the date that the financial statements were available to be issued and determined that no subsequent events that would require disclosure have occurred through this date.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

Schedule I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013

NET CAPITAL
  Members' equity $ 538,208

LESS: NON-ALLOWABLE ASSETS   5,325

NET CAPITAL $ 532,883

COMPUTATION OF NET CAPITAL REQUIREMENT
  Minimum net capital required $ 5,000

EXCESS NET CAPITAL $ 527,883

AGGREGATE INDEBTEDNESS $ 10,137

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.019 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See independent auditors' report on supplementary information.

ARONSON CAPITAL ADVISORS, LLC
Schedule II
Computation for Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2013

Aronson Capital Advisors, LLC is exempt from the reserve requirement of Rule 15c3-3, as it does not hold funds or securities for, or owe money or securities to, its customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2013.



A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

**Report on Internal Control Required By
SEC Rule 17a-5 (g) (1) for a Broker-Dealer Claiming
an Exemption From SEC Rule 15c3-3**

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

In planning and performing our audit of the financial statements of Aronson Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2013, (on which we have issued our report thereon dated February 24, 2014), in accordance with the standards of the Public Company Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Because of inherent limitations in internal control and the practices and procedures referred to on the preceding page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite ; Netterville

Baton Rouge, Louisiana
February 24, 2014

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AGREED-UPON PROCEDURES



P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Accountants' Agreed Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Aronson Capital Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Aronson Capital Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Aronson Capital Advisors, LLC's management is responsible for Aronson Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (cancelled check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, as there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, as there were no adjustments proposed; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, as there was no prior overpayment applied.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 24, 2014

P&N

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065181 FINRA DEC
ARONSON CAPITAL ADVISORS LLC 12*12
805 KING FARM BLVD STE 300
ROCKVILLE MD 20850-6190

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brenda Jayne 301-231-6262

2. A. General Assessment (item 2e from page 2) $ 3,099

   B. Less payment made with SIPC-6 filed (exclude interest) (250)
      July 24, 2013
      Date Paid

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 2,849

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,849

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,849

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aronson Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 27 day of January , 20 14 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:

Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

18

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ January 1, 2013
and ending _____ December 31, 2013

Item No.   Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____ 1,239,779

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $ _____ 1,239,779

2e. General Assessment @ .0025 $ _____ 3,099

                                                (to page 1, line 2.A.)